NEWS RELEASE
SANGOMA ANNOUNCES FIRST QUARTER FISCAL 2027 RESULTS

TORONTO, ONTARIO, November 5, 2026 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted industry leader uniquely offering businesses a choice of on-premises, cloud-based, or hybrid Communications as a Service solutions, today announced its first quarter financial results and unaudited condensed consolidated interim financial statements for the three month period ended September 30, 2026. All amounts are expressed in US dollars unless otherwise stated.

"We are pleased to report solid first quarter results that reflect the stabilization in our recurring revenue, underscored by strong operating and free cash flow generation," said Charles Salameh, Chief Executive Officer. "I want to thank the entire Sangoma team for their continued focus and execution through this period. These results are a direct reflection of that work. As we work toward completing our pending transaction with BRC Group Holdings, we remain focused on serving our customers and partners, and we look forward to joining BRC to expand our platform’s reach and accelerate our next phase of growth."

First Quarter of Fiscal 2027 Highlights:

•Revenue at $50.1 million was 0.49% higher compared to last quarter, revenue mix is in line with the Company's expectations.
•Gross profit of $35.0 million representing 70% of total revenue, compared to $32.3 million representing 65% of total revenue last quarter. Excluding the $3.0 million inventory write-down, gross profit in the prior quarter was $35.3 million or 71% of total revenue, consistent with the current quarter.
•Operating expenses1 were $37.2 million, a decrease of $1.3 million or 3% over the previous quarter, reflecting continuous and focused cost initiatives to align the Company's cost structure with its current scale and forecasted growth trajectory.
•Net loss of $2.9 million ($0.09 loss per share fully diluted) compared to a net loss of $2.6 million ($0.08 loss per share fully diluted) over the same quarter in the prior year.
•Adjusted EBITDA2 of $7.3 million representing 15% of total revenue.
•Quarterly churn remained low at 1.22%
•Net cash provided by operating activities of $8.8 million in the first quarter or 120% as a percentage of Adjusted EBITDA2.
•Free Cash Flow2 in the first quarter of $6.9 million ($0.21 per share fully diluted).

Sangoma to be Acquired by BRC Group Holdings, Inc.

On September 28, 2026, Sangoma announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with BRC Group Holdings, Inc. (NASDAQ: RILY) (“BRC”), pursuant to which an affiliate of BRC will acquire all of the issued and outstanding common shares (the “Common Shares”) of the Company (the “Transaction”). At the time of the announcement, the Transaction valued Sangoma at an enterprise value of approximately US$204 million (C$289 million).

Under the terms of the Arrangement Agreement, shareholders will receive, for each Common Share held, US$4.925 in cash and 0.04767 of a share of common stock of BRC. Based on the 20-day volume weighted average price of BRC’s common stock on the NASDAQ as of September 28, 2026, the consideration implied a value of US$5.225 (C$7.40) per Common Share, representing premiums of approximately 47% and 51% to the closing price and 10-day volume weighted average price, respectively, of the Common Shares on the TSX as of September 28, 2026. Upon completion of the Transaction, Sangoma shareholders will collectively hold approximately 4% of the issued and outstanding pro forma BRC common stock. Upon closing of the Transaction, the Company intends to apply to delist the Common Shares from the TSX and NASDAQ and to cease to be a reporting issuer under applicable Canadian securities laws.

The Transaction is to be considered by shareholders at a special meeting of shareholders to be held in December 2026. A management information circular with respect to the matters to be considered at that meeting will be mailed to shareholders in November 2026, and filed by Sangoma on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Transaction is subject to shareholder, court and regulatory approvals and other customary closing conditions, and is expected to close in January 2027.

As a result of the proposed Transaction, the Company will not be holding an earnings conference call and is suspending its practice of providing financial guidance for fiscal 2027.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.
2 Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures used by the Company to monitor its performance. Please see the section entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in this press release for how we define “Adjusted EBITDA” and "Free Cash Flow".
3 The information in this section is forward-looking. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this press release.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking statements”), including statements regarding the Company’s acquisition by BRC Group Holdings, Inc., future financial and operating performance, business strategy, growth opportunities, market outlook, strategic review process and management’s expectations for fiscal 2027 and beyond.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, expectations regarding demand for the Company’s Products and Services, supply chain dynamics, foreign exchange impacts, cash flows, and other statements that are not historical facts. Words such as “believe”, “could”, “plan”, “estimate”, “expect”, “will”, “intend”, “may”, “potential”, “should”, and similar expressions are intended to identify forward-looking statements.

Although Sangoma believes that the expectations reflected in these forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: supply chain disruptions, cost inflation, or shipping delays, the Company’s ability to execute its go-to-market strategy, including expansion of subscription and cloud services, changes in customer demand, churn, or adoption of new technologies, macroeconomic and geopolitical developments, including inflation, interest rates, recessions, political instability, conflicts, trade restrictions, sanctions, or tariffs, foreign exchange fluctuations, cybersecurity risks, evolving regulatory and compliance requirements, and data sovereignty changes, the Company’s ability to attract and retain key employees, changes in technology, including the impacts of artificial intelligence, automation, or other innovations that could alter competitive dynamics; and the risks and uncertainties described in the Company’s most recently filed Annual Information Form for the fiscal year ended June 30, 2026.

Forward-looking statements are based on the opinions, estimates, and assumptions of management as of the date of this press release and are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions, or expectations upon which they are based will occur. Except as required by applicable securities laws, Sangoma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release contains references to non-IFRS measures. These measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures to compare issuers. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Adjusted EBITDA” and “Free Cash Flow”.

“Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment, change in fair value of consideration payable and loss on sale divestiture of subsidiary.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income (loss).

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

in US $000	Three month periods ended September 30
	2026	2025	Change	Change
	$	$	$	%
Net loss	(2,885)	(2,647)	(238)	9%
Tax recovery	(679)	(526)	(153)	29%
Interest expense (net)	392	649	(257)	(40)%
Share-based compensation	493	529	(36)	(7)%
Depreciation of property and equipment	663	887	(224)	(25)%
Depreciation of right-of-use assets	373	360	13	4%
Amortization of intangibles	7,974	8,172	(198)	(2)%
Restructuring and business integration costs	978	563	415	74%
Adjusted EBITDA	7,309	7,987	(678)	(8)%
AEBITDA as a % of revenue	15%	16%		(1)%

"Free Cash Flow" means cash provided by operating activities less cash used for purchases of property and equipment and capitalized development costs.

The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is net cash provided by operating activities.

The following table reconciles Free Cash Flow to net cash provided by operating activities for the periods indicated:

in US $000	Three month periods ended September 30
	2026	2025	Change	Change
	$	$	$	%
Net cash provided by operating activities	8,771	4,938	3,833	78%
Purchase of property and equipment	(189)	(241)	52	(22)%
Development costs	(1,652)	(1,467)	(185)	13%
Free Cash Flow	6,930	3,230	3,700	115%

Sangoma Technologies Corporation
Adrian Back
Interim Chief Financial Officer
investorrelations@sangoma.com